

April 14, 2017

VIA E-mail

Kathy K. Ingber, Esq.
K&L Gates LLP
1601 K Street, N.W.
Washington, DC 20006-1600

Re: American Beacon Institutional Funds Trust
      File No. 811-23239

Dear Ms. Ingber:

On March 17, 2017, you filed a registration statement under the Investment Company Act of 1940 (the "Investment Company Act") on Form N-1A for the American Beacon Diversified Fund (the "Fund"), a series of the American Beacon Institutional Funds Trust (the "Trust"). On April 12, 2017, you filed an amendment to the registration statement. We have reviewed the registration statement and amendment and have provided our comments below. For convenience, we generally organized our comments using headings, defined terms, and page numbers found in the March 17, 2017 registration statement. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

Principal Investment Strategies (Page 1)

1. This section states that the Manager will allocate the Fund's assets among multiple sub-advisors. Please describe the principal investment strategies that each sub-advisor is expected to use and also explain the Manager's strategy for allocating assets among the sub-advisors.

2. The third paragraph states that the Fund may invest in securities convertible into common stocks. If investments in contingent convertible bonds or contingent convertible preferred stock may be principal types of investments, please disclose that clearly and disclose the corresponding risks in the section on Principal Risks.

3. The last sentence of the fourth paragraph identifies a number of types of fixed income securities in which the Fund may invest and concludes by stating that the Fund may invest in "other debt securities." The term "other debt securities" is vague. The Fund must disclose the types of securities in which it will invest principally. *See* Item 4(a) of Form N-1A. Please identify specifically any "other debt securities" that will be principal types of investments and delete the term "other debt securities."

Principal Risks (Page 1)

4. This section includes headings for 36 risks, some of which include additional sub-headings for risks. Please review the risks and ensure that only principal risks of investing are disclosed in this section. Non-principal risks may be disclosed elsewhere in the filing.

5. This section sets forth Inflation Index Linked Securities Risk. Are inflation index linked securities principal investments of the Fund? If so, please identify them as a principal type of investment in the Fund's principal investment strategies.

GENERAL COMMENTS

6. Please advise us if you have submitted or expect to submit exemptive applications or no-action requests in connection with your registration statement.

7. Responses to this letter should be in the form of an amendment filed pursuant to the Investment Company Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

8. We remind you that the Trust and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　　　Should you have any questions about this letter prior to filing an amendment, please feel free to contact me at (202) 551-6945.

Sincerely,

/s/ John M. Ganley

John M. Ganley
Senior Counsel